BAKER & MCKENZIE

Baker & McKenzie LLP
Barristers & Solicitors
Brookfield Place
181 Bay Street, Suite 2100
P.O. Box 874
Toronto, Ontario, Canada M5J 2T3

Tel: +1 416 863 1221
Fax: +1 416 863 6275
www.bakernet.com

DELIVERED VIA SEDAR

April 6, 2010

British Columbia Securities Commission
P.O. Box 10142, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Statutory Filings/ Continuous Disclosure

Alberta Securities Commission
Suite 400 - 300, 5th Avenue SW
Calgary, Alberta T2P 3C4

Attention: Statutory Filings/ Continuous Disclosure

Ontario Securities Commission
Suite 1903 - 20 Queen Street West, Box 55
Toronto, Ontario M5H 3S8

Attention: Executive Director

Dear Sirs/Mesdames:

Re: Rare Element Resources Ltd. (the "Corporation")

Final Short Form Prospectus dated April 6, 2010 (the "Final Prospectus") filed pursuant to National Instrument 44 -101 - *Short Form Prospectus Distributions* ("NI 44 -101") and Multilateral Instrument 11-102 - *Passport System* ("MI 11-102"). The Final Prospectus is being filed in British Columbia, Ontario and Alberta pursuant to MI 11-102 - SEDAR Project No. 1547384

We consent to the reference to our name and legal opinions contained in the Final Prospectus of the Corporation under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" and the reference to our name on page 2 of the Final Prospectus and under the heading "Interest of Experts".

We confirm that we have read the Final Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Final Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided pursuant to applicable securities legislation and may not be used for any other purpose.

Yours truly,
BAKER & MCKENZIE LLP

(signed) "*Baker & McKenzie LLP*"